Exhibit 99.38

September 23, 2025

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Northwest Territories Office of the Superintendent of Securities

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Nunavut

Ontario Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Yukon Superintendent of Securities

Dear Sirs / Mesdames:

Re:	Blue Moon Metals Inc.

We refer to the short form base shelf prospectus of Blue Moon Metals Inc. (the “Company”) dated September 23, 2025 relating to the sale and issue of up to $200,000,000 in common shares, debt securities, warrants, subscription receipts, convertible securities and/or units.

We consent to being named and to the use, in the above-mentioned short form base shelf prospectus, of our report dated April 11, 2025 to the shareholders of the Company on the following financial statements:

Consolidated statements of financial position as at December 31, 2024 and 2023;

Consolidated statements of comprehensive loss and comprehensive loss, changes in cash flows, and changes in shareholders’ equity for the years ended December 31, 2024 and 2023, and notes to the consolidated financial statements, including material accounting policy information.

We report that we have read the short form base shelf prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the base shelf prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Page 2…

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants